

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

July 15, 2009

Mr. Steven J. Malcolm
Chief Executive Officer
Williams Partners GP LLC
One Williams Center
Tulsa, OK 74172

> **Re:** **Williams Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-32599**

Dear Mr. Malcolm:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jennifer Thompson
Accounting Branch Chief